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             CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
Roadhouse Grill, Inc.:

We consent to the incorporation by reference in the registration statement No. 333-30593 on Form S-8 of Roadhouse Grill, Inc. of our report dated August 1, 2001, relating to the consolidated balance sheets of Roadhouse Grill, Inc. and subsidiaries as of April 29, 2001 and April 30, 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the fifty-two weeks ended April 29, 2001, the fifty-three weeks ended April 30, 2000 and the fifty-two weeks ended April 25, 1999 which report appears in the April 29, 2001 annual report on Form 10-K of Roadhouse Grill, Inc.

As discussed in Note 2, the consolidated balance sheets as of April 30, 2000 and April 25, 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the fifty-three weeks ended April 30, 2000 and the fifty-two weeks ended April 25, 1999 have been restated.

Our report dated August 1, 2001, contains an explanatory paragraph that the Company has experienced significant cash flow problems and a net loss of $15.9 million for the year ended April 29, 2001. The Company is also in default of certain of its loan facilities' covenants and payment provisions which may result in an acceleration of the amounts owed under the Company's loan facilities. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, the Company changed its accounting for pre-opening costs in 2000.

/s/ KPMG LLP

Fort Lauderdale, Florida
August 14, 2001